
09057220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

Mail Processing Section
FEB 23 2009
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- B-0241100 |

8-40905

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, Floor 16
(No. and Street)

| Columbus | OH | 43215 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
T. Brian Pollard, President & Managing Director (614) 224-8800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

| 65 E. State Street, Suite 600 | Columbus | OH | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, T. Brian Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

SARA M. ALLISON
Notary Public, State of Ohio
My Commission Expires June 28, 20[illegible]

Signature

President & Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LANCASTER POLLARD & CO.

(A WHOLLY OWNED SUBSIDIARY OF
LANCASTER POLLARD HOLDINGS, INC.)

## FINANCIAL REPORT WITH ADDITIONAL INFORMATION

December 31, 2008

plante moran

## Contents

**Report Letter** 1

**Financial Statements**

Balance Sheet 2

Statement of Operations 3

Statement of Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-9

**Additional Information** 10

**Independent Auditor's Report on Additional Information Required by Rule 17a-5 of the Securities and Exchange Commission** 11

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12

Schedule II - Claim for Exemption Under Rule 15c3-3 of the Securities and Exchange Commission 13

**Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission** 14-15

plante
moran

**Plante & Moran, PLLC**
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report

To the Board of Directors
Lancaster Pollard & Co.

We have audited the accompanying balance sheet of Lancaster Pollard & Co. (the "Company") as of December 31, 2008 and 2007 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co. at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

February 9, 2009

## Balance Sheet

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| **Assets** | | |
| Cash | $ 2,268,890 | $ 3,447,837 |
| Accounts receivable | 133,425 | 180,694 |
| Due from related parties | 6,015 | 36,951 |
| Investments | 91,849 | 191,380 |
| Prepaid expenses | 41,508 | 30,186 |
| Property and equipment | 360,705 | 347,278 |
| Total assets | **$ 2,902,392** | **$ 4,234,326** |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Deferred revenue | $ 464,154 | $ 463,305 |
| Accounts payable | 202,443 | 157,420 |
| Customer deposits and advances | 318,193 | 159,250 |
| Accrued liabilities and other: | | |
| Accrued compensation | 430,971 | 684,854 |
| Accrued rent | 185,809 | 212,041 |
| Other accrued liabilities | 7,519 | 22,300 |
| Total liabilities | 1,609,089 | 1,699,170 |
| **Stockholder's Equity** | 1,293,303 | 2,535,156 |
| Total liabilities and stockholder's equity | **$ 2,902,392** | **$ 4,234,326** |

See Notes to Financial Statements.

# Lancaster Pollard & Co.

## Statement of Operations

| | Year Ended | |
|---|---|---|
| | December 31, 2008 | December 31, 2007 |
| **Revenue** | | |
| Financial advisory | $ 1,848,470 | $ 2,196,817 |
| Trading commissions | 654,609 | 1,133,835 |
| Remarketing fees | 1,468,546 | 1,178,532 |
| Underwriting fees | 907,523 | 3,241,631 |
| Management fees | 768,555 | 768,931 |
| Interest income | 53,774 | 136,446 |
| Other | 96,081 | 159,391 |
| Total revenue | 5,797,558 | 8,815,583 |
| **Expenses** | | |
| Employee compensation and benefits | 4,439,217 | 4,531,455 |
| Occupancy expense | 546,975 | 422,969 |
| Professional fees | 47,156 | 25,784 |
| Advertising | 295,433 | 348,050 |
| Supplies and office expense | 69,636 | 98,781 |
| Underwriting and processing expenses | 65,700 | 66,646 |
| Taxes, dues, and licenses | 19,087 | 20,547 |
| Travel and entertainment | 449,477 | 356,020 |
| Other | 52,199 | 91,472 |
| Total expenses | 5,984,880 | 5,961,724 |
| **Net (Loss) Income** | **$ (187,322)** | **$ 2,853,859** |

See Notes to Financial Statements.

## Statement of Stockholder's Equity

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|---|
| **Balance** - January 1, 2007 | $ 500 | $ 39,500 | $ 2,441,297 | $ - | $ 2,481,297 |
| Net income | - | - | 2,853,859 | - | 2,853,859 |
| Distributions | - | - | (2,800,000) | - | (2,800,000) |
| **Balance** - December 31, 2007 | 500 | 39,500 | 2,495,156 | - | 2,535,156 |
| Comprehensive loss: | | | | | |
| Net loss | - | - | (187,322) | - | (187,322) |
| Accumulated other comprehensive loss | - | - | - | (54,531) | (54,531) |
| Total comprehensive loss | | | | | (241,853) |
| Distributions | - | - | (1,000,000) | - | (1,000,000) |
| **Balance** - December 31, 2008 | **$ 500** | **$ 39,500** | **$ 1,307,834** | **$ (54,531)** | **$ 1,293,303** |

See Notes to Financial Statements.

## Statement of Cash Flows

| | Year Ended December 31, 2008 | Year Ended December 31, 2007 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net (loss) income | $ (187,322) | $ 2,853,859 |
| Adjustments to reconcile net (loss) income to net cash from operating activities: | | |
| Depreciation | 135,499 | 85,822 |
| Changes in operating assets and liabilities which provided (used) cash: | | |
| Accounts receivable | 47,269 | (102,900) |
| Prepaid expenses | (11,322) | (6,989) |
| Deferred revenue | 849 | 390,645 |
| Accounts payable | 33,317 | 104,222 |
| Customer deposits and advances | 170,649 | (17,456) |
| Accrued compensation | (253,883) | 147,633 |
| Accrued rent | (26,232) | (26,232) |
| Other accrued liabilities | (14,781) | (287) |
| Net cash (used in) provided by operating activities | (105,957) | 3,428,317 |
| **Cash Flows from Investing Activities** | | |
| Net increase in mutual funds | - | (8,531) |
| Purchase of property and equipment | (148,926) | (79,493) |
| Proceeds from revenue bonds | 45,000 | 220,000 |
| Due from related parties | 30,936 | 21,721 |
| Net cash (used in) provided by investing activities | (72,990) | 153,697 |
| **Cash Flows from Financing Activities** - Distributions paid | (1,000,000) | (2,800,000) |
| **Net (Decrease) Increase in Cash** | (1,178,947) | 782,014 |
| **Cash** - Beginning of year | 3,447,837 | 2,665,823 |
| **Cash** - End of year | **$ 2,268,890** | **$ 3,447,837** |

See Notes to Financial Statements.

## Note 1 - Nature of Business and Significant Accounting Policies

**Nature of Operations** - Lancaster Pollard & Co. (the "Company") is a wholly owned subsidiary of Lancaster Pollard Holdings, Inc. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities, primarily to the healthcare and senior-living industries. The Company was incorporated in Ohio in 1988 and conducts operations principally in Columbus, Ohio. In addition to Columbus, the Company has offices in Atlanta, Austin, Denver, and Kansas City.

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Accounts Receivable** - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2008 or 2007.

**Investments** - The Company has available-for-sale investments consisting of mutual funds and revenue bonds. At December 31, 2008 and 2007, the fair value of mutual funds totaled $91,489 and $146,380, respectively, and the fair value of revenue bonds totaled $0 and $45,000, respectively. At December 31, 2008, the mutual funds had an unrealized loss of $54,531. At December 31, 2007, the carrying value of the mutual funds approximated the market value. The revenue bonds outstanding at December 31, 2007 matured in 2008.

**Property and Equipment** - Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based on estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

**Recognition of Revenue** - Revenue from underwriting and trading commissions is recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is billed on a quarterly or an annual basis and is recognized in the period in which the services are provided.

**Advertising** - The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

## Note 1 - Nature of Business and Significant Accounting Policies (Continued)

**Income Taxes** - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report taxable income and pay any federal income tax personally. Accordingly, no provision for federal income taxes has been recorded by the Company. The Company is registered in Ohio as a dealer of intangibles. As such, Ohio taxes are equity-based and the Company is not subject to local income taxes in the municipalities in which it operates.

## Note 2 - Property and Equipment

Major classes of property and equipment are as follows:

| | 2008 | 2007 | Depreciable Life - Years |
|---|---|---|---|
| Leasehold improvements | $ 35,064 | $ - | 7 |
| Furniture, fixtures, and equipment | 825,322 | 715,532 | 5-10 |
| Total cost | 860,386 | 715,532 | |
| Accumulated depreciation | (499,681) | (368,254) | |
| Net property and equipment | $ 360,705 | $ 347,278 | |

Depreciation expense was $135,499 for 2008 and $85,822 for 2007.

## Note 3 - Common Stock

At December 31, 2008 and 2007, the Company had authorized the issuance of 750 shares of no par common stock with a stated value of $5 per share. At December 31, 2008 and 2007, 100 shares were issued and outstanding.

## Note 4 - Operating Leases

The Company leases office facilities and vehicles under operating lease agreements expiring at various dates through December 2015. Lease expense pursuant to these agreements for 2008 and 2007 was $378,955 and $337,218, respectively.

## Note 4 - Operating Leases (Continued)

A summary of future minimum lease payments is as follows:

| Years Ending December 31 | | Amount |
|---|---|---|
| 2009 | | $ 484,218 |
| 2010 | | 469,955 |
| 2011 | | 421,536 |
| 2012 | | 401,264 |
| 2013 | | 410,705 |
| 2014 and thereafter | | 632,580 |
| | Total | $ 2,820,258 |

## Note 5 - Related Party Transactions

The Company received $768,555 and $768,931 in management fees from companies under common ownership during the years ended December 31, 2008 and 2007, respectively. The management fees are mutually agreed upon on an annual basis and include employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company.

The Company also received $591,329 and $989,528 in trading desk commissions from a company under common ownership during the years ended December 31, 2008 and 2007, respectively. The trading desk commissions arise when the Company brokers a mortgage arrangement for the related company.

## Note 6 - 401(k) Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws. The expense associated with the safe harbor contribution was $116,578 and $142,754 for the years ended December 31, 2008 and 2007, respectively. The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company's discretionary contribution to the plan totaled $0 and $166,360 for the years ended December 31, 2008 and 2007, respectively. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

## Note 7 - Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 defines fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

At December 31, 2008, the Company has investments totaling $91,489 recorded at fair value. The fair values of the investments are determined by Level 1 inputs. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

## Note 8 - Net Capital Requirements

The Company is subject to Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c 3-1) which requires the maintenance of minimum capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $602,813 and $1,834,269, respectively, and its aggregate indebtedness to net capital ratio was 2.51 to 1 and 0.93 to 1 at December 31, 2008 and 2007, respectively.

# Additional Information

plante moran

**Plante & Moran, PLLC**
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on
Additional Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Co.

We have audited the accompanying financial statements of Lancaster Pollard & Co. (a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.) as of and for the years ended December 31, 2008 and 2007 and have issued our report thereon dated February 9, 2009. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

February 9, 2009

# Lancaster Pollard & Co.

## Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission

| | 2008 | 2007 |
|---|---|---|
| **Net Capital** - Total stockholder's equity | $ 1,293,303 | $ 2,535,156 |
| **Deductions:** | | |
| Nonallowable assets: | | |
| Accounts receivable - Trade greater than 30 days | 133,425 | 58,625 |
| Accounts receivable - Due from related parties | 6,015 | 36,951 |
| Property and equipment | 360,705 | 347,278 |
| Haircut on securities | 148,837 | 227,847 |
| Other assets | 41,508 | 30,186 |
| **Net Capital** | 602,813 | 1,834,269 |
| **Minimum Net Capital Requirement** | 100,000 | 100,000 |
| **Excess Net Capital** | **$ 502,813** | **$ 1,734,269** |
| **Excess Net Capital 1000%** | **$ 441,904** | **$ 1,664,352** |
| **Total Aggregate Indebtedness Net of Subordinate Debt** | **$ 1,514,007** | **$ 1,699,170** |
| **Ratio of Aggregate Indebtedness to Net Capital** | **2.51** | **0.93** |

Note: There are no differences between audited net capital above and net capital as reported on the FOCUS Report and as reported on Form X-17A-5, Part IIA.

## Schedule II - Claim for Exemption Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2008 and 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2008 and 2007.

plante moran

**Plante & Moran, PLLC**
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on
Internal Control Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Co.

In planning and performing our audit of the financial statements of Lancaster Pollard & Co. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Lancaster Pollard & Co. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons
2) Recording of differences required by Rule 17a-13
3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lancaster Pollard & Co. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Lancaster Pollard & Co. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Lancaster Pollard & Co.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that Lancaster Pollard & Co.'s practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the stockholder, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

February 9, 2009



END